

May 6, 2013

Via E-mail
Mr. Jeffrey C. Smith
Chief Executive Officer and Chief Investment Officer
Starboard Value and Opportunity Master Fund Ltd
599 Lexington Avenue, 19th Floor
New York, New York 10022

> **Re: DSP Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A filed by Starboard Value and Opportunity Master Fund Ltd et al.**
> **Filed on April 23, 2013**
> **File No. 001-35256**

Dear Mr. Smith:

We have reviewed your letter dated May 3, 2013 and have the following comment.

General

1.   We are unable to concur with the conclusions expressed in the response to prior comment 1. We view the following prior relationships between Starboard and its nominees as material:

- Mr. Bornak was the chief financial officer of a company at which three Starboard nominees were on the board of directors;
- Mr. Bornak was named chief financial officer of a company by a board of directors that included a Starboard principal; and
- Mr. Taffe was appointed to the board of directors of a company pursuant to a settlement agreement between Starboard and that company.

Please tell us how you plan to address this in your filings, or provide a detailed analysis as to how you determined that these prior relationships are not material within the meaning of Rule 14a-9.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP